Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-133210

FOR IMMEDIATE RELEASE

SPELMAN RESEARCH INITIATES COVERAGE OF THE IMMUNE RESPONSE

CORPORATION WITH PRICE TARGET OF $0.059 PER SHARE

— Research Firm Places Speculative Buy Rating —

Carlsbad, California – October 26, 2006 – The Immune Response Corporation (OTCBB: IMNR) announced today that Spelman Research, an equity research firm, has initiated coverage on the Company with a price target of $0.059 per share, and a Speculative Buy rating. The Immune Response Corporation’s product pipeline has two clinical stage therapeutics in Phase II development, NeuroVax™ for multiple sclerosis (MS), and IR103 for HIV/AIDS. The report was issued by Spelman Research’s Stelian Mitu, an experienced investment research analyst, who received his CFA charter in 2003 and MBA degree in 1997.

In the Spelman report, Mr. Mitu writes, “The drug candidates – IR103 (HIV) and NeuroVax™ (MS) – are based on innovative technologies that do not have analogues on the market …If successful, IMNR’s drugs may offer significant advantages over their competitors. Unlike existing therapies for treating MS and HIV, which often have very strict administration regimes, are highly toxic, have multiple side effects. IMNR’s solutions have so far proven to be safe, cause virtually no side effects and need only be administered on a monthly or quarterly basis, which makes a big difference against some existing therapies whereby patients have to take several pills daily.”

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To Access the Spelman Research report on The Immune Response Corp

The Spelman Research report on The Immune Response Corporation is available at:

http://www.roiny.com/clients-irc-research.php?f=IMNR-Spelman-Research-Report.pdf

For additional information, please email ROI Group Associates at imnr@roiny.com or call Robert Giordano at 212-495-0201.

About The Immune Response Corporation

The Immune Response Corporation (OTCBB: IMNR) is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidates are NeuroVax™ for the treatment of MS and IR103 for the treatment of HIV infection. Both of these therapies are in Phase II clinical development and are designed to stimulate disease pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.

NeuroVax™, which is based on the Company’s patented T-cell receptor (TCR) peptide vaccine technology, has shown potential clinical value in the treatment of relapsing forms of MS. NeuroVax™ has been shown to stimulate strong, disease-specific cell-mediated immunity in nearly all patients treated and appears to work by enhancing levels of FOXP3+ Treg cells that are able to down regulate the activity of pathogenic T-cells that cause MS. Increasing scientific findings have associated diminished levels of FOXP3+ Treg cell responses with the pathogenesis and progression of MS and other autoimmune diseases such as rheumatoid arthritis (RA), psoriasis and Crohn’s disease. In addition to MS, the Company has open Investigational New Drug Applications (IND) with the FDA for clinical evaluation of TCR peptide-based immune-based therapies for RA and psoriasis.

IR103 is based on the Company’s patented, whole-inactivated virus technology, co-invented by Dr. Jonas Salk and indicated to be safe and immunogenic in extensive clinical studies of REMUNE®, the Company’s first generation HIV product candidate. IR103 is a more potent formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist to create enhanced HIV-specific immune responses. The Company is currently testing IR103 in two Phase II clinical studies as a first-line treatment for drug-naïve HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines.

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NeuroVax™ and IR103 are in clinical development by The Immune Response Corporation and are not approved by any regulatory agencies in any country at this time. Please visit The Immune Response Corporation at www.imnr.com.

This news release contains forward-looking statements. Forward-looking statements are often signaled by forms of words such as should, could, will, might, plan, projection, forecast, expect, guidance, potential and developing. Actual results could vary materially from those expected due to a variety of risk factors, including whether the Company will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and additional clinical trials of NeuroVax™ or IR103, the uncertainty of successful completion of any such clinical trials, the fact that the Company has not succeeded in commercializing any drug, the risk that NeuroVax™ or IR103 might not prove to be effective as either a therapeutic or preventive vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of NeuroVax™ or IR103 in preclinical trials and/or earlier clinical trials. A more extensive set of risks is set forth in The Immune Response Corporation’s SEC filings including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2005, and its subsequent Quarterly Reports filed on Form 10-Q. The Company undertakes no obligation to update the results of these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events.

REMUNE® is a registered trademark of The Immune Response Corporation. NeuroVax™ is a trademark of The Immune Response Corporation.

Spelman Research was compensated by the Company in the amount of twenty-six thousand, five hundred dollars for this report. For more information on Spelman Research please go to www.spelmanresearch.com.

The Immune Response Corporation (the Company) has filed a registration statement (including a prospectus) with the SEC for the resale of the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares. This prospectus can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e424b3.htm

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling (760) 431-7080.

INVESTOR CONTACT:	COMPANY CONTACT:
Robert Giordano ROI Associates	Michael K. Green, COO & CFO The Immune Response Corporation
212.495.0201	760.431.7080
rgiordano@roiny.com	info@imnr.com

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